UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                            (Amendment No. ________)*

                               RTO HOLDINGS, INC.
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                    78108M108
                                 (CUSIP Number)


                                Patrick N. Barker
                              307 South Main Street
                                 Pratt, KS 67124
                                 (620) 672-2814
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 28, 2006
         (Date of Event which Requires Filing Statement on Schedule 13D)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

-------- -----------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   SNB Associates, LLC.
-------- -----------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [_]
                                                                       (b) [X]
-------- -----------------------------------------------------------------------
3. SEC USE ONLY
-------- -----------------------------------------------------------------------
4. SOURCE OF FUNDS
   OO
-------- -----------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(e) or 2(f)                                                    [_]
-------- -----------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
   KANSAS
------------------------- ----- ------------------------------------------------
                           7.   SOLE VOTING POWER
                                None
                          ----- ------------------------------------------------
       NUMBER OF           8.   SHARED VOTING POWER
         SHARES                 24,807,057 (See Item 5)
      BENEFICIALLY        ----- ------------------------------------------------
        OWNED BY           9.   SOLE DISPOSITIVE POWER
          EACH                  None
       REPORTING          ----- ------------------------------------------------
      PERSON WITH         10.   SHARED DISPOSITIVE POWER
                                24,807,057 (See Item 5)
------------------------- ----- ------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    24,807,057 (See Item 5)
-------- -----------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                         [_]
-------- -----------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    75.95% (See Item 5)
-------- -----------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    OO
-------- -----------------------------------------------------------------------

-------- -----------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Greengroup, LLC
-------- -----------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                       (b) [X]
-------- -----------------------------------------------------------------------
3. SEC USE ONLY
-------- -----------------------------------------------------------------------
4. SOURCE OF FUNDS OO
-------- -----------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(e) or 2(f)                                                    [_]
-------- -----------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
   KANSAS
------------------------- ----- ------------------------------------------------
                           7.   SOLE VOTING POWER
                                None
                          ----- ------------------------------------------------
       NUMBER OF           8.   SHARED VOTING POWER
         SHARES                 24,807,057(See Item 5)
      BENEFICIALLY        ----- ------------------------------------------------
        OWNED BY           9.   SOLE DISPOSITIVE POWER
          EACH                  None
       REPORTING          ----- ------------------------------------------------
      PERSON WITH         10.   SHARED DISPOSITIVE POWER
                                24,807,057 (See Item 5)
------------------------- ----- ------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    24,807,057(See Item 5)
-------- -----------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [_]
-------- -----------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.95%(See Item 5)
-------- -----------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    OO
-------- -----------------------------------------------------------------------

-------- -----------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Greengroup Ethanol, LLC
-------- -----------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                       (b) [X]
-------- -----------------------------------------------------------------------
3. SEC USE ONLY
-------- -----------------------------------------------------------------------
4. SOURCE OF FUNDS OO

-------- -----------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(e) or 2(f)                                                    [_]
-------- -----------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
   KANSAS
------------------------- ----- ------------------------------------------------
                           7.   SOLE VOTING POWER
                                None
                          ----- ------------------------------------------------
       NUMBER OF           8.   SHARED VOTING POWER
         SHARES                 24,807,057 (See Item 5)
      BENEFICIALLY        ----- ------------------------------------------------
        OWNED BY           9.   SOLE DISPOSITIVE POWER
          EACH                  None
       REPORTING          ----- ------------------------------------------------
      PERSON WITH         10.   SHARED DISPOSITIVE POWER
                                24,807,057 (See Item 5)
------------------------- ----- ------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    24,807,057 (See Item 5)
-------- -----------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                         [_]
-------- -----------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.95% (See Item 5)
-------- -----------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    OO
-------- -----------------------------------------------------------------------

-------- -----------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Patrick N. Barker
-------- -----------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                       (b) [X]
-------- -----------------------------------------------------------------------
3. SEC USE ONLY
-------- -----------------------------------------------------------------------
4. SOURCE OF FUNDS
   OO
-------- -----------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(e) or 2(f)                                                    [_]
-------- -----------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
------------------------- ----- ------------------------------------------------
                           7.   SOLE VOTING POWER
                                None
                          ----- ------------------------------------------------
       NUMBER OF           8.   SHARED VOTING POWER
         SHARES                 24,807,057 (See Item 5)
      BENEFICIALLY        ----- ------------------------------------------------
        OWNED BY           9.   SOLE DISPOSITIVE POWER
          EACH                  None
       REPORTING          ----- ------------------------------------------------
      PERSON WITH         10.   SHARED DISPOSITIVE POWER
                                24,807,057 (See Item 5)
-------- -----------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    24,807,057 (See Item 5)
-------- -----------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                         [_]
-------- -----------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    75.95 % (See Item 5)
-------- -----------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    IN
-------- -----------------------------------------------------------------------

-------- -----------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Wildcat Holdco, LLC
-------- -----------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                        (b) [X]
-------- -----------------------------------------------------------------------
3. SEC USE ONLY
-------- -----------------------------------------------------------------------
4. SOURCE OF FUNDS OO
-------- -----------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(e) or 2(f)                                                     [_]
-------- -----------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION
   KANSAS
------------------------- ----- ------------------------------------------------
                           7.   SOLE VOTING POWER
                                None
                          ----- ------------------------------------------------
       NUMBER OF           8.   SHARED VOTING POWER
         SHARES                 2,303,285 (See Item 5)
      BENEFICIALLY        ----- ------------------------------------------------
        OWNED BY           9.   SOLE DISPOSITIVE POWER
          EACH                  None
       REPORTING          ----- ------------------------------------------------
      PERSON WITH         10.   SHARED DISPOSITIVE POWER
                                2,303,285 (See Item 5)
-------- -----------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,303,285(See Item 5)
-------- -----------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                         [_]
-------- -----------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.05%(See Item 5)
-------- -----------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    OO
-------- -----------------------------------------------------------------------

Item 1.  Security and Issuer.

The name of the issuer is RTO Holdings, Inc., a Nevada corporation (the "Company"), which has its principal executive offices at 307 South Main Street, Pratt, Kansas 67124. This statement relates to the Company's common stock, $0.001 par value per share.

Item 2.  Identity and Background.

(a)-(f). SNB Associates, LLC. This Schedule 13D is being filed by SNB Associates, LLC, a Kansas limited liability company ("SNB"). SNB is a holding company with no active business operations. The address at which SNB can be contacted is 307 South Main Street, Pratt, Kansas 67124. During the last five years, SNB has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). Greengroup, LLC. This Schedule 13D is being filed by Greengroup, LLC, a Kansas limited liability company ("Greengroup"). Greengroup is a holding company with no active business operations. The address at which Greengroup can be contacted is 307 South Main Street, Pratt, Kansas 67124. During the last five years, Greengroup has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f) Greengroup Ethanol, LLC. This Schedule 13D is being filed by Greengroup Ethanol, LLC, a Kansas limited liability company ("Ethanol"). Ethanol is a holding company with no active business operations. The address at which Ethanol can be contacted is 307 South Main Street, Pratt, Kansas 67124. During the last five years, Ethanol has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). Patrick N. Barker. This Schedule 13D is being filed by Mr. Patrick N. Barker, a resident of the State of Kansas. Mr. Barker is the Company's CEO, President, and Secretary and became the Company's director on August 28, 2006. The address at which Mr. Barker's office is located at 307 South Main Street, Pratt, Kansas 67124. During the last five years, Mr. Barker has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(a)-(f). Wildcat Holdco, LLC. This Schedule 13D is being filed by Wildcat Holdco, LLC, a Kansas limited liability company ("Wildcat", and collectively with SNB, Greengroup, Ethanol and Mr. Barker, the "Reporting Persons"). Wildcat is a holding company with no active business operations. The address at which Wildcat can be contacted is 307 South Main Street, Pratt, Kansas 67124. During the last five years, Wildcat has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons received the securities covered by this statement pursuant to that certain securities exchange agreement by and among the Company, Orion Ethanol, LLC ("Orion") and holders of membership interests in Orion, dated August 28, 2006 ("Securities Exchange Agreement"). Pursuant to the Securities Exchange Agreement, all the membership interests of Orion held by the Reporting Persons was exchanged for a total of 24,807,057 shares of common stock of the Company on August 28, 2006, the closing date of the Securities Exchange Agreement.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Company's common stock pursuant to the Securities Exchange Agreement as described in Item 3 above. In connection with the Securities Exchange Agreement, there were changes to the Company's board of directors which were more fully described in the current report on Form 8-K filed by the Company on August 29, 2006.

Except as set forth in this Schedule 13D and the Form 8-K referred to above, the Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) On August 28, 2006 upon the consummation of the Securities Exchange Agreement 24,807,057 shares of common stock of the Company were issued to the Reporting Persons in exchange for their membership interests in Orion. Of this aggregate amount, 22,503,772 shares are held directly by SNB and 2,303,285 shares are held directly by Wildcat, which is controlled by SNB. Ethanol owns a controlling interest (62.84%) in SNB and Greengroup owns a controlling interest (85.92%) in Ethanol, LLC. Mr. Barker controls Greengroup through the provisions of Greengroup operating agreement and Patrick Barker, Ann C. Barker, Brendon Barker, Joshua Barker, Timothy Barker and certain trusts for the benefit of the grandchildren of Patrick and Ann Barker own 19.25%, 19.25%, 20%, 20%, 20% and 1.5% of Greengroup, LLC, respectively.

(b) The Reporting Persons with the exception of Wildcat Holdco, have the shared power to vote or to direct the vote of 24,807,057 shares of Common Stock deemed beneficially owned by them and the shared power to dispose or to direct the disposition of 24,807,057 shares that may be deemed beneficially owned by them. Wildcat has the shared power to vote or to direct the vote of 2,303,285 shares that are deemed to be beneficially owned by it and the shared power to dispose or to direct the disposition of 2,303,285 shares that may be deemed beneficially owned by it.

(c) Other than the transaction in connection with the Securities Exchange Agreement, the Reporting Persons did not effect any transactions in the issuer's securities within the past 60 days.

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons' securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the current report on Form 8-K filed by the Company on August 29, 2006, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

None

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2006


                                            SNB ASSOCIATES, LLC

                                            By:/s/Patrick N. Barker
                                               --------------------
                                            Name: Patrick N. Barker
                                            Title: Authorized Officer


                                            GREENGROUP, LLC

                                            By:/s/Patrick N. Barker
                                               --------------------
                                            Name: Patrick N. Barker
                                            Title: Authorized Officer


                                            GREENGROUP ETHANOL, LLC

                                            By:/s/Patrick N. Barker
                                               --------------------
                                            Name: Patrick N. Barker
                                            Title: Authorized Officer


                                            WILDCAT HOLDCO, LLC

                                            By:/s/Patrick N. Barker
                                               --------------------
                                            Name: Patrick N. Barker
                                            Title: Authorized Officer


                                            /s/Patrick N. Barker
                                            --------------------
                                            Patrick N. Barker